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October 26, 2006

VIA EDGAR

Filing Desk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.
Registration Statement on Form S-1
SEC File No. 333-136285
Registration Statement on Form S-4
SEC File No. 333-136476

Ladies and Gentlemen:

Attached for filing on behalf of Southern National Bancorp of Virginia, Inc. (“SNBV”) is Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (SEC File No. 333-136285), which is being filed pursuant to the requirements of Registration S-T. The Amendment is being filed in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2006, and the Staff’s oral comments of October 25, 2006 and October 26, 2006.

A pre-effective amendment to SNBV’s Registration Statement on Form S-4 (SEC File No. 333-136476) was filed on October 23, 2006 to incorporate the same responses to the Staff’s comments.

For convenience, we have set forth each Staff comment below in bold-faced type. SNBV has authorized us to provide the responses to such comments in this letter. Each response immediately follows each numbered comment.

Filing Desk

October 26, 2006

Form S-1

1st Service Bank

Independent Auditor’s Report, page F-33

1.	Please revise the auditor’s report to refer to the note to the financial statements that states the reasons for the restatement and provide a new consent.

The auditor’s report (page F-33 of the prospectus in the Amendment) has been revised as requested and a new consent of Thompson, Greenspon & Co. PC has been filed as Exhibit 23.2 to the Amendment.

Financial Statements

Statements of Changes in Stockholders’ Equity, page F-51

2.	Please revise the statements of changes in stockholders’ equity for the six months ended June 30, 2006 and the year ended December 31, 2005 to label the line items Balances, December 31, 2004 and Balances, December 31, 2005 as restated.

The requested change has been made on page F-51 of the prospectus in the Amendment.

Form S-4

General

3.	Please revise the Form S-4 amended filing to reflect the changes to be made in the Form S-1 amended filing, as applicable.

The changes made to the Form S-1 in response to the Staff’s comments have also been made in pre-effective Amendment No. 3 to the Form S-4 (SEC File No. 333-136476) and/or will be made in the 424b prospectus/proxy statement as represented to the Staff.

4.	On page 9 of the prospectus/proxy statement in the Form S-4 in the Selected Historical Financial Data for 1st Service for December 2004 and 2005 and June 30, 2006, make a statement in the headnotes (introductory paragraph) that such items are “restated” to present the results as discontinued.

Filing Desk

October 26, 2006

The requested change was made on page 9 of the Form S-4 and will be reflected in the 424b prospectus.

5.	On pages 6 and 23 of the prospectus in the Form S-1, make a statement in the headnotes (introductory paragraph) that the tables only indicate for 1st Service income from continuing operations and excludes discontinued operations from the closing of the mortgage division. Also, in the line item, change “Net income” to “Income (loss from continuing operations” so it matches the disclosure in the 1st Service financial statements.

The requested changes have been made on pages 6, 7 and 24 of the prospectus in the Amendment.

6.	In the Summary Consolidated Financial Data on p. 6 and the Selected Consolidated Financial Data on p. 23, please revise the proposed disclosure that was faxed to us to refer to the Summary data or the Selected data, as applicable.

The language in each headnote now refers to the “summary consolidated financial data” on page 6 and to the “selected consolidated financial data” on page 24.

7.	In the Summary Consolidated Financial Data on p. 6 and the Selected Consolidated Financial Data on p. 23, please revise the line item “Income (loss) before provision for income taxes” to read “Income (loss) from continuing operations before provision for income taxes.”

The requested language changes have been made on pages 7 and 24.

8.	In the Summary Consolidated Financial Data on p. 6 and the Selected Consolidated Financial Data on p. 23, please revise the headnote to state that the results of operations data has been presented through income/loss from continuing operations after income taxes for all periods presented.

The requested disclosure has been inserted in the headnotes on pages 6 and 24.

9.	In the Summary Consolidated Financial Data on p. 6 and the Selected Consolidated Financial Data on p. 23, please revise the common share data presentation of basic and diluted earnings per share to refer to basic and diluted earnings per share based on the continuing operations presentation of the results of operations data.

The earnings per share information on pages 7 and 24 now state that they are based on the continuing operations presentation.

SNBV has concurrently filed a request to accelerate the effective time of the Form S-1 to Tuesday, October 31, 2006 at 10:00 a.m., or as soon thereafter as is practicable.

Please do not hesitate to call the undersigned, or Jeffrey Koeppel, at the above-listed number if there are any questions regarding the Form S-1 or if we can be of assistance in any way.

Sincerely,

/s/ Timothy B. Matz

Timothy B. Matz